                                                                  EXHIBIT (g)(1)

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF MANAGEMENT

The management of Guaranty National Corporation is responsible for the consolidated financial statements and the information included therein. The consolidated financial statements are fairly presented and have been prepared in accordance with generally accepted accounting principles and are appropriate in the circumstances, and, where necessary, include amounts based on management's informed estimates and judgments.

The Company has an internal control structure which it believes provides reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are recorded in accordance with management's policies and that the financial records are reliable for preparing consolidated financial statements. The internal control structure includes written policies and procedures which are communicated to all appropriate personnel and updated as necessary.

Compliance with the internal control structure is continuously maintained and monitored by management. The internal audit staff of the Company evaluates and reports on the adequacy of and adherence to these controls, policies and procedures. In addition, as part of its audit of the consolidated financial statements, Deloitte & Touche LLP, the independent auditors for the Company, evaluate the Company's internal control structure to the extent they consider necessary to express an opinion on the consolidated financial statements.

Recommendations concerning the internal control structure are provided by both the internal auditors and Deloitte & Touche LLP, and management takes actions which are believed to be appropriate responses to these recommendations.

The Audit Committee of the Board of Directors is comprised of independent directors, and has general responsibility for oversight of financial controls and audit activities of the Company and its subsidiaries. The Audit Committee, which reports to the Board, annually reviews the qualifications of the independent auditors and meets periodically with them, the internal auditors and management to review the plans for and results of the audits. Both internal and independent auditors have free access to the Audit Committee, without members of management present, to discuss the adequacy of the internal control structure and any other matters which they believe should be brought to the attention of the Audit Committee.

s/ James R. Pouliot                          s/ Michael L. Pautler

James R. Pouliot                             Michael L. Pautler
President and Chief Executive Officer        Senior Vice President
Finance and Treasurer

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Guaranty National Corporation

     We have audited the accompanying consolidated balance sheets of Guaranty National Corporation and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Guaranty National Corporation and subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/ Deloitte & Touche LLP
                                          DELOITTE & TOUCHE LLP

Denver, Colorado
February 14, 1997

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                            ASSETS
Investments:
  Fixed maturities held to maturity, at cost...........................  $ 80,271     $ 75,017
  Fixed maturities available for sale, at market.......................   390,290      395,198
                                                                         --------     --------
                                                                          470,561      470,215
  Equity securities, at market.........................................    88,102       85,085
  Other long-term investments..........................................    13,585       11,521
  Short-term investments available for sale, at market.................    94,993       52,257
                                                                         --------     --------
          Total investments............................................   667,241      619,078
Cash...................................................................     3,988        6,794
Accrued investment income..............................................     7,971        7,603
Accounts receivable (less allowance of $171 -- 1996; $374 -- 1995).....    45,557       51,638
Reinsurance recoverables and prepaids (less allowance of $200 -- 1996;
  $200 -- 1995)........................................................    90,781       81,825
Property and equipment (less accumulated depreciation of
  $13,508 -- 1996; $9,326 -- 1995).....................................    29,833       31,573
Deferred policy acquisition costs......................................    44,456       37,637
Goodwill (less accumulated amortization of $6,423 -- 1996;
  $5,263 -- 1995)......................................................    34,639       33,133
Other assets...........................................................     4,626        5,892
                                                                         --------     --------
          Total assets.................................................  $929,092     $875,173
                                                                         ========     ========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Unpaid losses........................................................  $303,266     $290,156
  Unpaid loss adjustment expenses......................................    65,142       64,478
  Unearned premiums....................................................   154,242      146,205
  Notes payable........................................................   101,688      103,000
  Reinsurance payables and deposits....................................     7,268        8,290
  Other liabilities....................................................    59,447       47,493
                                                                         --------     --------
     Total liabilities.................................................   691,053      659,622
                                                                         --------     --------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $.10 par value; authorized, 6,000,000 shares; none issued and outstanding............................................
  Common stock, $1 par value; authorized, 30,000,000 shares; issued
     14,975,497 shares -- 1996; 14,961,354 shares -- 1995..............    14,975       14,961
  Capital in excess of par.............................................   121,272      121,050
  Retained earnings....................................................    84,685       64,664
  Deferred compensation on restricted stock............................                   (644)
  Net unrealized investment gains......................................    17,107       15,520
                                                                         --------     --------
     Total shareholders' equity........................................   238,039      215,551
                                                                         --------     --------
          Total liabilities and shareholders' equity...................  $929,092     $875,173
                                                                         ========     ========

                See notes to consolidated financial statements.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
Revenue:
  Premiums earned..........................................  $481,648     $390,017     $321,638
  Net investment income....................................    39,439       30,976       23,576
  Realized investment gains................................     8,455        3,291        3,007
  Other income.............................................                                   2
                                                             --------     --------     --------
                                                              529,542      424,284      348,223
Expenses:
  Losses incurred..........................................   279,108      248,771      180,865
  Loss adjustment expenses.................................    58,676       44,742       32,640
  Policy acquisition costs.................................   133,931      110,341       93,103
  General and administrative...............................    10,422        6,458        7,206
  Interest.................................................     6,851        5,708        3,218
  Nonrecurring charges.....................................     2,163                       838
  Other....................................................     1,510          932          766
                                                             --------     --------     --------
                                                              492,661      416,952      318,636
                                                             --------     --------     --------
Earnings before income taxes (benefit).....................    36,881        7,332       29,587
Income taxes (benefit).....................................     9,375       (1,597)       7,036
                                                             --------     --------     --------
Net earnings...............................................  $ 27,506     $  8,929     $ 22,551
                                                             ========     ========     ========
Earnings per common share..................................  $   1.84     $   0.67     $   1.86
                                                             ========     ========     ========

                See notes to consolidated financial statements.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                         DEFERRED      UNREALIZED
                                                 CAPITAL               COMPENSATION    INVESTMENT
                                      COMMON    IN EXCESS   RETAINED   ON RESTRICTED     GAINS      TREASURY
                                       STOCK     OF PAR     EARNINGS       STOCK        (LOSSES)     STOCK
                                      -------   ---------   --------   -------------   ----------   --------
Balance, January 1, 1994............  $12,480   $  83,991   $ 45,888       $(663)       $  10,793   $
Net earnings........................                          22,551
Change in unrealized investment
  (losses), less applicable deferred
  taxes.............................                                                      (17,854)
Purchase of treasury stock..........                                                                  (6,636)
Exercise of stock options and
  issuance of restricted stock, net
  of cancellation...................                   74                   (368)                        294
Amortization of deferred
  compensation on restricted
  stock.............................                    8                    250
Cash dividends declared and paid....                          (6,049)
                                      -------     -------    -------        ----         --------    -------
Balance December 31, 1994...........   12,480      84,073     62,390        (781)          (7,061)    (6,342)
Net earnings........................                           8,929
Change in unrealized investment
  gains, less applicable deferred
  taxes.............................                                                       22,581
Exercise of stock options and
  issuance of restricted stock, net
  of cancellations..................       20         329                   (126)                        327
Amortization of deferred
  compensation on restricted
  stock.............................                    8                    263
Sale of common stock................    1,550      22,670
Conversion of affiliate debt........      911      13,970                                              6,015
Cash dividends declared and paid....                          (6,655)
                                      -------     -------    -------        ----         --------    -------
Balance, December 31, 1995..........   14,961     121,050     64,664        (644)          15,520
Net earnings........................                          27,506
Change in unrealized investment
  gains, less applicable deferred
  taxes.............................                                                        1,587
Exercise of stock options, net of
  cancellation......................       14         222
Amortization of deferred
  compensation on restricted
  stock.............................                                         644
Cash dividends declared and paid....                          (7,485)
                                      -------     -------    -------        ----         --------    -------
Balance, December 31, 1996..........  $14,975   $ 121,272   $ 84,685       $            $  17,107   $
                                      =======     =======    =======        ====         ========    =======

                See notes to consolidated financial statements.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                            1996          1995          1994
                                                          ---------     ---------     ---------
Operating Activities:
  Premiums collected....................................  $ 496,686     $ 396,621     $ 321,000
  Net investment income collected.......................     35,102        29,938        22,969
  Losses and loss adjustment expenses paid..............   (339,442)     (267,641)     (199,530)
  Policy acquisition costs and general and
     administrative expenses paid.......................   (145,711)     (119,821)      (93,495)
  Interest paid.........................................     (6,817)       (6,005)       (3,043)
  Nonrecurring charges paid.............................     (1,302)                       (978)
  Federal income taxes paid.............................     (2,470)       (5,359)       (6,108)
  Other receipts (payments).............................      8,390         1,368        (1,337)
                                                          ---------     ---------     ---------
          Net cash provided by operating activities.....     44,436        29,101        39,478
                                                          ---------     ---------     ---------
Investing Activities:
  Maturities of fixed maturities held to maturity.......      9,795        12,096        10,231
  Maturities of fixed maturities available for sale.....     56,553        20,219         8,281
  Sales of fixed maturities available for sale..........     49,931        40,158        37,147
  Sales of equity securities............................     40,373        28,367        19,185
  Net change in short-term investments..................    (42,584)      (20,039)        7,535
  Sales of property and equipment.......................        303           590           274
  Purchases of fixed maturities held to maturity........    (20,780)      (10,138)      (16,570)
  Purchases of fixed maturities available for sale......   (100,536)      (74,652)      (57,989)
  Purchases of equity securities........................    (29,512)      (21,480)      (21,883)
  Net change in other long-term investments.............      1,433         1,825        (1,376)
  Purchases of property and equipment...................     (3,482)       (2,950)      (13,643)
  Acquisition of subsidiaries, net of cash acquired.....                  (94,681)       (6,363)
                                                          ---------     ---------     ---------
          Net cash used in investing activities.........    (38,506)     (120,685)      (35,171)
                                                          ---------     ---------     ---------
Financing Activities:
  Proceeds from issuance of notes payable...............                  130,654        14,000
  Repayment of notes payable............................     (1,313)      (60,000)
  Dividends paid to shareholders........................     (7,485)       (6,655)       (6,049)
  Purchase of treasury stock............................                                 (6,636)
  Proceeds from issuance of common stock................                   24,220
  Proceeds from exercise of stock options...............         62           550
                                                          ---------     ---------     ---------
          Net cash (used in) provided by financing
            activities..................................     (8,736)       88,769         1,315
                                                          ---------     ---------     ---------
Net (Decrease) Increase in Cash.........................     (2,806)       (2,815)        5,622
Cash, Beginning of Year.................................      6,794         9,609         3,987
                                                          ---------     ---------     ---------
Cash, End of Year.......................................  $   3,988     $   6,794     $   9,609
                                                          =========     =========     =========
Non-Cash Financing Transactions:
  Conversion of affiliate debt..........................  $             $ (20,896)    $
  Issuance of common stock in conversion of affiliate
     debt...............................................                   14,881
  Conversion of affiliate debt from treasury stock......                    6,015
  Restricted stock forfeitures..........................                     (126)

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1996        1995        1994
                                                                -------     -------     -------
Reconciliation of Net Earnings to Net Cash Provided by
  Operating Activities:
  Net earnings................................................  $27,506     $ 8,929     $22,551
  Adjustments:
     Depreciation.............................................    4,392       3,490       2,692
     Non-cash investment income...............................   (3,969)       (275)       (401)
     Realized investment gains................................   (8,455)     (3,291)     (3,007)
     Amortization of goodwill.................................    1,160         883         766
     Deferred tax provision (benefit).........................    4,164      (3,543)         24
     Other....................................................    1,061         979         774
  Changes in assets and liabilities:
     Accrued investment income................................     (368)       (763)       (206)
     Accounts receivable......................................    6,081      (2,782)     (2,248)
     Reinsurance recoverables and prepaids....................   (8,956)     (6,679)     (8,070)
     Deferred policy acquisition costs........................   (6,819)     (3,775)        187
     Other assets.............................................      (44)        250         (25)
     Unpaid losses............................................   13,110      26,620      15,778
     Unpaid loss adjustment expenses..........................      664       5,829       4,478
     Unearned premiums........................................    8,037      12,375       3,506
     Reinsurance payables and deposits........................   (1,022)       (821)     (4,261)
     Other liabilities........................................    7,894      (8,325)      6,940
                                                                -------     -------     -------
          Total adjustments and changes.......................   16,930      20,172      16,927
                                                                -------     -------     -------
Net Cash Provided by Operating Activities.....................  $44,436     $29,101     $39,478
                                                                =======     =======     =======

                See notes to consolidated financial statements.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations -- Guaranty National Corporation and its subsidiaries (the "Company") is a corporation based in Englewood, Colorado which principally underwrites and sells specialty property and casualty insurance coverages that are generally not available in traditional insurance markets. The Company manages its business under three operational areas based on function: commercial lines, personal lines and collateral protection.

     The Company's insurance subsidiaries are authorized as multiple-line insurance carriers and may insure all types of property and liability risks. The insurance coverages provided by these insurance carriers are generally known as nonstandard risks due to the potential for poor claims experience because of increased risk exposure. The insurance subsidiaries market insurance coverage throughout the United States, and one or more of these subsidiaries are admitted in all states.

     Basis of presentation -- The consolidated financial statements and notes thereto are presented in accordance with generally accepted accounting principles ("GAAP") for property and casualty insurance companies. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires Company management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     From November 1, 1988, through November 19, 1991, Orion Capital Corporation and its affiliates ("Orion") owned 100% of Guaranty National Corporation and subsidiaries outstanding common stock. The assets and liabilities of the Company were revalued at the time of the 1988 Orion purchase. The accompanying consolidated financial statements reflect the recording of these acquisition adjustments by Orion. Orion's current ownership is approximately 81%.

     In 1995, the Company acquired control of, but not ownership of, Viking County Mutual Company ("VCM"). VCM is a Texas mutual organization which performs 100% reinsurance services in the state of Texas for its affiliated companies. VCM is not included in the consolidated financial statements.

     As discussed in Notes 9 and 14, there are various transactions with Orion and VCM which include certain expenses paid to Orion and VCM and other transactions with Orion affiliates and VCM. In the opinion of management, the transaction amounts with Orion are reasonable and representative of expenses that would have been incurred in transactions with unrelated parties.

     Certain reclassifications have been made to the 1995 and 1994 consolidated financial statements to conform with the presentation used in 1996.

     Principles of consolidation -- The consolidated financial statements include the accounts of Guaranty National Corporation ("Guaranty") and its wholly owned subsidiaries, Intercon General Agency, Inc. ("Intercon"), Auto Insurance Centers, Inc. ("AIC"), Guaranty National Warranty Services ("GNWS"), Guaranty National Insurance Company ("GNIC") and Viking. GNIC includes its wholly owned subsidiaries, Landmark American Insurance Company ("LAIC"), Colorado Casualty Insurance Company ("CCIC"), Peak Property and Casualty Insurance Corporation ("PEAK"), and Guaranty National Insurance Company of California ("GNICOC"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Significant accounting policies -- This summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements:

     a. Investments -- Investments in bonds and redeemable preferred stocks are carried in the accompanying consolidated balance sheets as fixed maturities. Fixed maturities for which the Company has the positive intent and ability to hold until maturity are carried at amortized cost. Fixed maturities classified as available for sale are carried at estimated fair value with any unrealized gains or losses reflected in shareholders' equity, net of applicable deferred taxes. Losses considered other than temporary are recorded in earnings as a realized loss. The Company's criteria used to identify fixed maturities held to maturity as of December 31, 1996 and 1995, generally includes investment grade bonds

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES with stated maturities less than 10 years. All other fixed securities are classified as available for sale and may be sold in response to changes in interest rates, anticipated prepayments, liquidity needs or other economic factors. Select issues with maturities beyond 10 years may be classified as held to maturity due to certain factors, including expected early call provisions.

     Investments in common stocks and nonredeemable preferred stocks are classified as available for sale and are carried at estimated fair value, with any unrealized gains or losses of securities reflected in shareholders' equity, net of applicable deferred taxes. Losses considered other than temporary are recorded in earnings as a realized loss.

     Estimated fair value for securities is generally based on last sales prices, listed bid prices, bid quotations received from security dealers or, when estimated fair values are not readily available through market sources, fair value estimates are based on quoted market prices of similar instruments. Mortgage loans are carried at their unpaid balance and are classified as other long-term investments. Estimated fair value for mortgage loans is calculated by discounting scheduled cash flows through maturity using estimated market discount rates. Other long-term investments, which are principally comprised of interests in several investment limited partnerships, are generally carried at equity value which approximates estimated fair value. Short-term investments, which include certificates of deposit, money market accounts, and commercial paper maturing within one year of the balance sheet date, are carried at cost which approximates estimated fair value.

     Realized investment gains and losses are recognized on the specific identification method, and amortization of premiums and discounts is determined using the interest method.

     b. Losses and loss adjustment expenses -- Losses and loss adjustment expenses ("LAE") are charged to operations as incurred. Losses and LAE liabilities are determined on the basis of claims adjusters' evaluations and estimates based on historical experience including estimates of incurred but not reported losses and salvage and subrogation recoveries. Such liabilities are recorded gross of applicable reinsurance. The Company does not discount the liability for unpaid losses and LAE. Management believes that the recorded liabilities are a reasonable provision for all losses and loss adjustment expenses incurred. Notwithstanding the foregoing, no assurances can be given that further reserve development may not occur in the future as the process of establishing loss and LAE reserves is, by nature, imprecise. The estimates are continually reviewed and as adjustments to these estimates become necessary, such adjustments are reflected in current operations.

     c. Revenue recognition -- Unearned premiums are generally computed on a daily pro-rata method over the term of the policies in-force and are carried gross of related reinsurance. Historically, the Company has not experienced significant losses related to receivables because of short payment terms and the lack of concentrations of credit risk. Thus, the carrying amount approximates estimated fair value.

     d. Deferred policy acquisition costs -- Policy acquisition costs are deferred and charged to operations over the periods in which the related premiums are earned. The determination of recoverability of such deferred costs includes anticipated investment income.

     e. Property, equipment and depreciation -- Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives.

     f. Income taxes -- Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     g. Goodwill -- The excess of Viking's cost over fair value of net assets acquired is being amortized by the straight-line method over 40 years. The excess of Orion's cost over fair value of net assets acquired and other goodwill recorded in the consolidated balance sheet is being amortized by the straight-line method over 31 to 36 years. Reflected in other expenses is amortization of goodwill of $1,160,000, $883,000, and $766,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     h. Statement of cash flows -- For purposes of the consolidated statements of cash flows, the Company considers only demand deposit accounts to be cash.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

     i. Earnings per share -- Earnings per share for 1996, 1995 and 1994 has been computed by dividing net earnings by the number of weighted average shares and equivalent shares outstanding of 14,973,332, 13,324,200 and 12,135,505, respectively. The common stock equivalents are stock options which result in a dilutive effect from assumed exercise of the options.

     j. Employee stock compensation plans -- The Company follows Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." The exercise price of stock options issued to employees equals the market price of the stock on the measurement date, and therefore, the Company does not record compensation expense on stock options granted to employees. Restricted stock issued to employees is considered issued and outstanding when awarded, and is recorded as deferred compensation.

2.  STATUTORY ACCOUNTING PRACTICES

     The accompanying consolidated financial statements are prepared under GAAP which differs materially from practices prescribed by statutory accounting rules and regulations. Under such practices, GNIC consolidated policyholders' surplus reported to the state regulatory authorities as of December 31, 1996 and 1995 was $164,473,000 and $133,749,000, respectively, and Viking Insurance Company of Wisconsin ("VICW") consolidated policyholders' surplus as of December 31, 1996 and 1995 was $89,342,000 and $86,872,000, respectively. Statutory net income, as reported to state insurance departments, is as follows (in thousands):

                                                                      GNIC      VICW
                                                                     -------   -------
        Year ended December 31, 1996...............................  $20,450   $ 9,366
        Year ended December 31, 1995...............................    7,875    15,866
        Year ended December 31, 1994...............................   26,324

3.  ACQUISITIONS

     On July 18, 1995, the Company acquired Viking in a business combination accounted for as a purchase. Viking is a property and casualty insurance company writing nonstandard personal automobile insurance, primarily in the state of California. The results of operations of Viking are included in the accompanying consolidated financial statements since the date of acquisition.

     The total cost of the acquisition was $97,225,000, with total cash paid of approximately $94,681,000, including acquisition expenses and net of $878,000 cash acquired. The total consideration exceeded the fair value of the net assets of Viking by approximately $10,612,000. The total acquisition cost differs from the announced total consideration paid of $103,000,000 due to transaction expenses, the contingent purchase price adjustments, discussed below, and a $12,000,000 extraordinary dividend taken by Talegen Holdings, Inc. ("Seller") from Viking just prior to the sale.

     Included in the cost of the acquisition was $3,250,000 paid to the Seller as additional purchase price, in anticipation of favorable development of Viking's recorded 1994 and prior accident year loss and LAE reserves. The Company has agreed to pay the Seller, as additional purchase price, two-thirds of any favorable loss development up to $15,000,000, and one-third of any favorable development between $15,000,000 and $20,000,000. The amounts payable will be reduced by 35% to compensate for the applicable tax rate. The Company and the Seller will initially settle any additional purchase price as of December 31, 1998, and will finalize the settlement as of December 31, 2001. If adverse development results, the Seller will repay to the Company an offsetting amount, after allowance for the tax adjustment, not to exceed the initial $3,250,000 paid to the Seller at the time of acquisition.

     Any payments to or receivables from the Seller, as a result of the positive or negative loss development, will include accrued interest from the acquisition closing date at an annual rate equal to 6.28%, for the initial loss development settlement payment as of December 31, 1998. For the final loss development settlement payment, as of December 31, 2001, the interest rate will equal the mid-term Applicable Federal Rate (as defined in the Internal Revenue Service
Code) in effect as of January 1, 1999.

     Management estimates that a payment in excess of the $3,250,000 already paid will ultimately be made to the Seller, and has included this estimated amount of approximately $4,333,000, as well as the corresponding

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES interest payable, in the accompanying consolidated financial statements. Loss and LAE reserves of Viking were recorded at the date of acquisition at amounts consistent with the Company's estimates of additional purchase price that will be paid.

     The following summarized pro forma information (unaudited) assumes the Viking acquisition had occurred on January 1, 1995 and 1994 (in thousands, except per share amounts):

                                                                  TWELVE MONTHS ENDED
                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1995         1994
                                                                 --------     --------
        Total Revenue..........................................  $512,718     $509,657
                                                                 ========     ========
        Net Income.............................................     7,765       30,014
                                                                 ========     ========
        Earnings Per Share.....................................  $   0.53     $   2.05
                                                                 ========     ========

     The above amounts reflect adjustments used in recording the purchase, such as adjustments for interest on notes payable issued as part of the purchase price, amortization of goodwill, and fees eliminated as a result of the acquisition.

4.  INVESTMENTS

     The amortized cost and estimated fair values of investments in fixed maturity and equity securities are as follows (in thousands):

                                                                  DECEMBER 31,
                                              -----------------------------------------------------
                                                              GROSS          GROSS        ESTIMATED
                                              AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                                                COST          GAINS          LOSSES         VALUE
                                              ---------     ----------     ----------     ---------
    1996
    Fixed maturity securities held to
      maturity:
      U.S. Treasury and U.S. Government
         agencies...........................  $  30,674      $    170        $  106       $  30,738
      State and municipal...................     47,605         1,202           146          48,661
      Corporate.............................      1,992            39                         2,031
                                               --------       -------        ------        --------
                                                 80,271         1,411           252          81,430
    Fixed maturity securities available for
      sale:
      U.S. Treasury and U.S. Government
         agencies...........................    112,115         1,222           548         112,789
      State and municipal...................    156,439         6,150           165         162,424
      Corporate.............................    113,861         3,290         2,074         115,077
                                               --------       -------        ------        --------
                                                382,415        10,662         2,787         390,290
                                               --------       -------        ------        --------
    Total fixed maturity securities.........  $ 462,686      $ 12,073        $3,039       $ 471,720
                                               ========       =======        ======        ========
    Equity securities:
      Common stocks.........................  $  42,689      $ 17,966        $1,240       $  59,415
      Nonredeemable preferred stocks........     26,969         3,096         1,378          28,687
                                               --------       -------        ------        --------
    Total equity securities.................  $  69,658      $ 21,062        $2,618       $  88,102
                                               ========       =======        ======        ========

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

                                                                  DECEMBER 31,
                                              -----------------------------------------------------
                                                              GROSS          GROSS        ESTIMATED
                                              AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                                                COST          GAINS          LOSSES         VALUE
                                              ---------     ----------     ----------     ---------
    1995
    Fixed maturity securities held to
      maturity:
      U.S. Treasury and U.S. Government
         agencies...........................  $  17,943      $    896        $            $  18,839
      State and municipal...................     53,907         1,564           400          55,071
      Corporate.............................      3,167            66                         3,233
                                               --------       -------        ------        --------
                                                 75,017         2,526           400          77,143
    Fixed maturity securities available for
      sale:
      U.S. Treasury and U.S. Government
         agencies...........................    123,209         3,000                       126,209
      State and municipal...................    176,461         8,298           161         184,598
      Corporate.............................     83,465         2,884         1,958          84,391
                                               --------       -------        ------        --------
                                                383,135        14,182         2,119         395,198
                                               ========       =======        ======        ========
    Total fixed maturity securities.........  $ 458,152      $ 16,708        $2,519       $ 472,341
                                               ========       =======        ======        ========
    Equity securities:
      Common stocks.........................  $  41,994      $ 12,767        $2,622       $  52,139
      Nonredeemable preferred stocks........     31,277         3,654         1,985          32,946
                                               --------       -------        ------        --------
    Total equity securities.................  $  73,271      $ 16,421        $4,607       $  85,085
                                               ========       =======        ======        ========

     For a summary of the amortized costs and estimated fair value of fixed investment maturities at December 31, 1996 and 1995, by contractual maturity, see Note 7.

     Net investment income is summarized as follows (in thousands):

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1996        1995        1994
                                                            -------     -------     -------
    Type of investment:
      Fixed maturities held to maturity...................  $ 4,090     $ 7,531     $ 7,653
      Fixed maturities available for sale.................   24,369      15,886      10,999
      Common stocks.......................................    1,686       1,420       1,147
      Nonredeemable preferred stocks......................    2,393       2,432       2,557
      Short-term investments..............................    4,570       2,439       1,145
      Other...............................................    3,702       2,397       1,166
                                                            -------     -------     -------
      Total investment income.............................   40,810      32,105      24,667
      Less investment expenses............................    1,371       1,129       1,091
                                                            -------     -------     -------
         Net investment income............................  $39,439     $30,976     $23,576
                                                            =======     =======     =======

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

     Realized investment gains and losses, which include a writedowns for other-than-temporary investment impairments of $2,135,000 as of December 31, 1995, are as follows (in thousands):

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1996        1995        1994
                                                            -------     -------     -------
    Fixed maturities held to maturity:
      Gains...............................................  $           $   360     $   174
      Losses..............................................                 (269)        (21)
                                                            -------     -------     -------
                                                                             91         153
    Fixed maturities available for sale:
      Gains...............................................    1,815       1,566       2,374
      Losses..............................................   (1,322)     (2,869)     (2,657)
                                                            -------     -------     -------
                                                                493      (1,303)       (283)
    Equity securities:
      Gains...............................................    9,950       6,227       3,192
      Losses..............................................   (1,988)     (1,724)        (55)
                                                            -------     -------     -------
                                                              7,962       4,503       3,137
                                                            -------     -------     -------
      Total...............................................  $ 8,455     $ 3,291     $ 3,007
                                                            =======     =======     =======

     Net change in unrealized gains (losses) in the estimated fair value of investments is as follows (in thousands):

                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                            1996        1995         1994
                                                           -------     -------     --------
    Fixed maturities held to maturity....................  $  (967)    $ 4,999     $ (7,819)
    Fixed maturities available for sale..................   (4,188)     24,044      (20,675)
    Equity securities....................................    6,630      10,697       (6,672)
                                                           -------     --------    --------
    Total................................................  $ 1,475     $39,740     $(35,166)
                                                           =======     ========    ========

     To augment the average yield on its investment portfolio, the Company invests a portion of its fixed maturity assets in "high yield" bonds and preferred stocks, which are investments of a quality considered to be noninvestment grade (rated "BB" or below). Such securities are generally considered to have a higher potential of loss due to default because they are unsecured, subordinated to other debt and/or issued by highly leveraged companies. At December 31, 1996 and 1995, the Company had investments in "high yield" securities of $55,205,000 and $36,641,000 with estimated fair values of $56,477,000 and $36,356,000, respectively.

     The Company closely monitors the financial condition of issuers of securities that it owns, and if conditions are deemed appropriate, the Company ceases to accrete, discount, accrue interest or record "pay in-kind" interest or dividends. The Company had $315,000 and $230,000 of fixed maturities at estimated fair value at December 31, 1996 and 1995, respectively, which had been non-income producing for a portion of the previous twelve months. All fixed maturities at December 31, 1994 had been income producing during the year. At December 31, 1996 and 1995, total other-than-temporary investment impairments amounted to $1,700,000 and $2,135,000, respectively. There were no other-than-temporary investment impairments at December 31, 1994. In 1995, and as a result of the Statement of Financial Accounting Standards (SFAS) No. 115 "Implementation Guide" the Company transferred certain fixed maturities from the held to maturity portfolio to the available for sale portfolio. The amortized cost of this transfer was $41,643,000 and the unrealized gain was $916,000. During 1994, the Company transferred fixed maturity securities from the held to maturity portfolio to the available for sale portfolio due to the decrease in credit ratings of three issuers. The amortized cost of this transfer was $4,219,000 and the unrealized loss was $450,000.

     Concentrations of credit risk exist for groups of issuers when they have similar economic characteristics that would cause their ability to meet their obligations to be similarly affected by changes in economic or other conditions. At December 31, 1996, the Company holds $35,543,000 of fixed maturity and equity securities of public utilities and $210,029,000 of fixed maturities of state and local governments; these holdings are not collateralized. The Company does not have a concentration of credit risk with any one issuer of fixed income or equity securities.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

5.  PROPERTY AND EQUIPMENT

     In May 1996, Viking moved its Freeport, Illinois operations from a leased facility to an office building which was acquired by Viking. Viking purchased the building in February 1996, for approximately $1,300,000.

     In conjunction with the Viking acquisition, in July 1995, the Company acquired two Viking owned properties, as well as various Viking owned equipment. The Viking owned properties consist of Viking's corporate office building located in Madison, Wisconsin, and a regional claims office located in Salem, Oregon. The estimated fair value of these two facilities, as well as the equipment, totaled approximately $7,028,000 at July 18, 1995, the acquisition closing date.

     During 1994, the Company relocated its Colorado operations to a new home office facility. See Note 17 for further discussion of this relocation.

6.  NOTES PAYABLE

     On June 2, 1995, the Company entered into a $110,000,000 credit agreement ("Credit Agreement") with several participating banks. The Agreement provides for an unsecured reducing revolving credit facility, used in part to fund the Viking acquisition (See Note 3), to retire the outstanding balance of $29,000,000 under the Company's previous revolving line of credit, and for working capital and general corporate purposes.

     The Credit Agreement was amended and restated as of December 16, 1996, in order to obtain a more favorable commitment fee and London Interbank Offered Rate (LIBOR) margin, to adjust the repayment schedule and terms, and to modify certain of the debt covenants. Under the amended and restated Credit Agreement, principal payments are required beginning April 15, 1998, until the loan is retired in 2002. The Company made an early principal payment during 1995 in the amount of $2,000,000, and therefore, the next principal payment is due on April 15, 1999. Interest is payable quarterly, and interest rates are based on the floating LIBOR rate. As of December 31, 1996, the outstanding loan amount under this Agreement was $100,000,000, with an interest rate of 6.24% (see Note 11). Loan fees are being amortized over the seven year life of the loan.

     The Credit Agreement contains covenants with respect to minimum net worth and statutory surplus, the maximum ratio of net written premiums to surplus, the minimum fixed charge coverage ratio, the minimum level of total adjusted capital (within the meaning of the Risk-Based Capital for Insurers Model Act as promulgated by the National Association of Insurance Commissioners), and limitations on other items, such as permitted investments and disposition of material assets. The Company is currently in compliance with the affirmative, negative and financial covenants of the Agreement.

     On June 14, 1995, the Company amended the $20,896,000 subordinated notes ("Orion Notes") held by Orion, to include a common stock conversion feature. On June 22, 1995, the Company converted $8,667,000 of the Orion Notes into 550,000 shares of common stock. On October 30, 1995, the Shareholders of the Company approved the conversion of the remaining balance of the Orion Notes into 776,128 shares of common stock.

     As of December 31, 1996, the Company had a remaining principal balance of $1,688,000 under its 6.5% term loan, which was entered into during 1994 in order to purchase furniture and fixtures for the new home office facility. This term loan is secured by the furniture and fixtures purchased. Quarterly principal and interest payments are due on this loan until April 1, 1999.

     Maturities of notes payable are as follows: 1997-$562,500; 1998-$750,000; 1999-$22,375,000; 2000-$24,000,000; 2001-$26,000,000; 2002 and
thereafter-$28,000,000.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The amortized cost and estimated fair value of fixed investment maturities at December 31, 1996 and 1995, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                  DECEMBER 31,
                                              -----------------------------------------------------
                                                 AVAILABLE FOR SALE            HELD TO MATURITY
                                              ------------------------     ------------------------
                                                            ESTIMATED                    ESTIMATED
                                              AMORTIZED        FAIR        AMORTIZED        FAIR
                                                COST          VALUE          COST          VALUE
                                              ---------     ----------     ---------     ----------
    1996
    -----
    Due in one year or less.................  $  46,601      $  46,700      $ 2,000       $  2,000
    Due after one year through five years...     95,761         96,236       39,321         40,333
    Due after five years through ten
      years.................................     63,395         66,057       33,330         33,615
    After ten years.........................    128,284        132,981        5,620          5,482
    Federal agency and other mortgage
      pools.................................     48,374         48,316
                                               --------       --------     --------       --------
                                              $ 382,415      $ 390,290      $80,271       $ 81,430
                                               ========       ========     ========       ========
    1995
    -----
    Due in one year or less.................  $  33,100      $  33,342      $ 9,816       $  9,861
    Due after one year through five years...     98,425         99,124       26,346         27,411
    Due after five years through ten
      years.................................     66,832         68,829       28,489         29,905
    After ten years.........................    132,220        139,818       10,366          9,966
    Federal agency and other mortgage
      pools.................................     52,558         54,085
                                               --------       --------     --------       --------
                                              $ 383,135      $ 395,198      $75,017       $ 77,143
                                               ========       ========     ========       ========

     The carrying value and estimated fair value of other financial instruments at December 31, 1996 and 1995 are as follows (in thousands):

                                                DECEMBER 31, 1996          DECEMBER 31, 1995
                                              ----------------------     ----------------------
                                                           ESTIMATED                  ESTIMATED
                                              CARRYING       FAIR        CARRYING       FAIR
                                               VALUE         VALUE        VALUE         VALUE
                                              --------     ---------     --------     ---------
    Assets:
      Equities..............................  $ 88,102     $  88,102     $ 85,085     $  85,085
      Other long-term investments...........    13,585        13,600       11,521        11,572
      Short-term investments................    94,993        94,993       52,257        52,257
    Liabilities:
      Notes payable.........................   101,688       101,696      103,000       103,009

     Estimated fair value of the term loan, included in notes payable above, was calculated by discounting contractual cash flows through maturity using quoted market rates for similar issues with similar maturities. Estimated fair value of the Credit Agreement, also included in notes payable above, approximates face value due to the credit terms during the revolving period. See Note 6 for further discussion of both the term loan and Credit Agreement.

     The estimated fair value of financial hedge instruments, both of which are held for other than trading purposes, is the estimated amount the Company would pay to terminate the interest rate swap agreements, taking into consideration current interest rates and other relevant factors. The estimated amount at December 31, 1996 and 1995 was $214,000 and $678,000, respectively.

8.  INCOME TAXES

     Effective July 2, 1996, the Company will be included in Orion's consolidated federal income tax return and is covered by income tax sharing agreements under which the Company computes its current federal income tax liability on a separate return basis and pays Orion any taxes due on this basis.

     Deferred income taxes result from temporary differences in the basis of various assets and liabilities for financial statement purposes and for tax purposes, and alternative minimum tax ("AMT") credit carryforwards. The tax effects of

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES the temporary differences and AMT carryforwards comprising the net deferred tax liability at December 31, 1996 and the net deferred tax asset at December 31 1995, which are included in other liabilities and other assets in the consolidated balance sheet, are as follows (in thousands):

                                                                       YEAR ENDED DECEMBER
                                                                               31,
                                                                       -------------------
                                                                        1996        1995
                                                                       -------     -------
    Discounted loss reserves.........................................  $10,406     $11,325
    Unearned premiums................................................    9,642       8,971
    Deferred compensation arrangements...............................    1,658       1,030
    Realized investment losses.......................................      595         747
    AMT credit carryforward..........................................    1,141       1,819
    Accrued post retirement benefits other than pensions.............      643         504
    Accrued exit activity costs......................................      574       1,464
    Other............................................................      891       1,039
                                                                       -------     -------
      Gross deferred tax assets......................................   25,550      26,899
                                                                       -------     -------
    Deferred policy acquisition costs................................   15,560      13,173
    Net unrealized investment gain...................................    9,212       8,357
    Amortization of fixed maturities.................................      461         489
    Other............................................................    1,120         664
                                                                       -------     -------
      Gross deferred tax liabilities.................................   26,353      22,683
                                                                       -------     -------
    Net deferred tax (liability) asset...............................  $  (803)    $ 4,216
                                                                       =======     =======

     Included in gross deferred tax assets at December 31, 1996 and 1995, is $1,141,000 and $1,819,000 of AMT credit carryforward, respectively. The credit is allowed for the amount of adjusted net minimum tax for all years reduced by the minimum tax credit for all prior tax years. This credit has no expiration date as a credit against the Company's future regular tax liability. Included in other deferred tax assets at December 31, 1996 and 1995, is the tax effect of a $573,000 and $639,000, respectively, net operating loss carryforward arising from the acquisition of CCIC, available to offset future taxable income of CCIC. This carryforward substantially expires in 1997, with final expiration in 2003. Also included in other deferred tax assets at December 31, 1995, is the tax effect of a $609,000 net operating loss carryforward, which was utilized to reduce the Company's 1996 regular tax liability. This carryforward expires in 2010. As of December 31, 1996, no valuation allowance on deferred tax assets was necessary.

     Total income taxes (benefits) are allocated as follows (in thousands):

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1996        1995        1994
                                                            -------     -------     -------
    Income from continuing operations.....................  $ 9,375     $(1,597)    $ 7,036
    Shareholders' equity, for unrealized investment gains
      (losses)............................................      855      12,160      (9,493)
    Shareholders' equity, other...........................       --           8           8
                                                            -------     -------     -------
                                                            $10,230     $10,571     $(2,449)
                                                            =======     =======     =======

     The components of the provision (benefit) for income taxes on continuing operations are as follows (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1996       1995        1994
                                                              ------     -------     ------
    Current.................................................  $5,211     $ 1,946     $7,012
    Deferred................................................   4,164      (3,543)        24
                                                              ------     -------     ------
                                                              $9,375     $(1,597)    $7,036
                                                              ======     =======     ======

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

     The following table reconciles the effective tax rate to the federal statutory rate of 35 percent for pretax earnings from continuing operations (in thousands):

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1996        1995        1994
                                                            -------     -------     -------
    Earnings before taxes.................................  $36,881     $ 7,332     $29,587
                                                            =======     =======     =======

    Expected income tax expense...........................  $12,908     $ 2,566     $10,355
    Adjustments resulting from:
      Dividends received deduction........................   (1,234)     (1,875)     (1,528)
      Nontaxable interest income..........................   (3,848)     (3,451)     (2,754)
      Proration...........................................      762         799         642
      Nonrecurring tender offer charge (Note 17)..........      409
      Other, net..........................................      378         364         321
                                                            -------     -------     -------
                                                            $ 9,375     $(1,597)    $ 7,036
                                                            =======     =======     =======

9.  REINSURANCE

     In the ordinary course of business, the Company reinsures certain risks, generally on an excess of loss basis with other insurance companies. Effective July 1, 1996, such reinsurance arrangements limit the Company's maximum loss per occurrence on casualty losses to $400,000, on property losses to $300,000 and for catastrophe losses to $600,000. For the first half of 1996, such reinsurance arrangements limited the Company's maximum loss per occurrence on individual risks to $400,000 and for catastrophes to $500,000. Amounts recoverable from reinsurers are recognized and estimated in a manner consistent with the claim liabilities arising from the reinsured policies and incurred but not reported losses.

     Reinsurance contracts do not relieve the Company from its obligations to policyholders. To the extent that any reinsuring company is unable to meet its obligations, the Company would be liable for such defaulted amounts; consequently, allowances are established for amounts deemed uncollectible. The allowances established for uncollectible amounts were $200,000 at both December 31, 1996 and 1995. The Company generally does not require collateral to support reinsurance recoverables, but continually evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize exposure to significant losses from reinsurer insolvencies. At December 31, 1996 and 1995, reinsurance recoverables of $80,249,000 and $68,938,000, respectively, were associated with two reinsurers (both companies are rated A+ or above by A.M. Best) under the Company's excess of loss property and casualty treaties and certain facultative reinsurance contracts. The Company's reinsurance treaties generally provide that premiums are ceded on a written basis but are paid to the reinsurers on an earned basis; consequently, prepaid reinsurance premiums are primarily deposits required by contract terms and amounts paid related to facultative reinsurance contracts. Prepaid reinsurance premiums are amortized over the contract period in proportion to the amount of reinsurance protection provided.

     The approximate prepaid and recoverable amounts of reinsurance ceded to other companies, including subsidiaries of Orion under 100% reinsurance arrangements, are as follows (in thousands):

                                                  DECEMBER 31, 1996                 DECEMBER 31, 1995
                                            -----------------------------     -----------------------------
                                            NON-AFFILIATES     AFFILIATES     NON-AFFILIATES     AFFILIATES
                                            --------------     ----------     --------------     ----------
    Premiums prepaid......................     $  2,244          $   30          $  4,435          $   79
    Paid losses recoverable...............        4,780                             9,016
    Unpaid losses recoverable.............       66,633           2,197            51,491           3,438
    Unpaid LAE recoverable................       12,238           2,659            10,048           3,318
                                                -------          ------           -------          ------
                                               $ 85,895          $4,886          $ 74,990          $6,835
                                                =======          ======           =======          ======

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

     Premiums, losses and LAE, including the effect of reinsurance, are comprised of (in thousands):

                                                    YEAR ENDED DECEMBER 31,
                           -------------------------------------------------------------------------
                                   1996                      1995                      1994
                           ---------------------     ---------------------     ---------------------
                           WRITTEN       EARNED      WRITTEN       EARNED      WRITTEN       EARNED
                           --------     --------     --------     --------     --------     --------
Premiums:
  Direct.................  $493,660     $492,077     $414,694     $393,886     $295,714     $284,918
  Assumed................    44,376       37,921       36,819       47,916       69,277       76,720
  Ceded..................   (46,804)     (48,350)     (53,614)     (51,785)     (42,066)     (40,000)
                           --------     --------     --------     --------     --------     --------
  Net....................  $491,232     $481,648     $397,899     $390,017     $322,925     $321,638
                           ========     ========     ========     ========     ========     ========

% Assumed to Net.........      9.03%                     9.25%                    21.45%
                               ====                      ====                     =====

                                                             INCURRED     INCURRED     INCURRED
                                                             --------     --------     --------
Losses and LAE:
  Direct...................................................  $361,837     $309,298     $192,183
  Assumed..................................................    20,268       32,281       54,892
  Ceded....................................................   (44,321)     (48,066)     (33,570)
                                                             --------     --------     --------
  Net......................................................  $337,784     $293,513     $213,505
                                                             ========     ========     ========

     Included in direct premiums earned above, for the years ended December 31, 1996, 1995 and 1994, were $97,000, $309,000 and $1,152,000, respectively, of premiums earned under 100% reinsurance agreements with subsidiaries of Orion. Also, included in direct losses incurred above, for the years ended December 31, 1996, 1995 and 1994, were $67,000, $218,000 and $854,000, respectively, of losses incurred under these same 100% reinsurance agreements with subsidiaries of Orion.

     The Company has entered into reinsurance agreements with subsidiaries of Orion, whereby it assumes business written by the affiliates. Included in premiums assumed above, for the years ended December 31, 1996, 1995 and 1994, were $15,673,000, $9,495,000 and $30,921,000 of premiums written, respectively, which were assumed under these agreements. Assumed premiums and incurred losses have changed, compared to the prior years, as a result of the changes in the Company's business written in different states. The Company paid fees and expenses to affiliates for assumed business written as follows: 1996-$607,000; 1995-$338,000; 1994-$1,440,000.

     Since the acquisition of Viking, the Company is party to 100% reinsurance agreements with VCM, whereby the Company assumes business written, in the state of Texas, by this affiliate. Included in 1996 and 1995 premiums assumed above were $29,623,000 and $5,525,000, respectively, of premiums written under these agreements. The policy issue fee charged by VCM is offset by the management fee charged by the Company to VCM. Therefore, the net amount of policy issue fees and management fees is immaterial.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

10.  RESERVES FOR LOSS AND LOSS ADJUSTMENT EXPENSES

     The Company's loss and LAE reserves are summarized below (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1996         1995         1994
                                                         --------     --------     --------
    Balance at beginning of year.......................  $354,634     $241,221     $220,965
    Reserves acquired as a result of a business
      combination......................................                 80,692
    Less reinsurance recoverables......................    68,295       61,446       55,165
                                                         --------     --------     --------
    Net adjusted beginning balance.....................   286,339      260,467      165,800
    Provision for incurred losses and LAE:
      Current year.....................................   338,779      280,726      212,458
      Prior years......................................      (995)      12,787        1,047
                                                         --------     --------     --------
                                                          337,784      293,513      213,505
                                                         --------     --------     --------
    Payments for incurred losses and LAE:
      Current year.....................................   194,667      159,208      111,418
      Prior years......................................   144,775      108,433       88,112
                                                         --------     --------     --------
                                                          339,442      267,641      199,530
                                                         --------     --------     --------
    Net balance at end of year.........................   284,681      286,339      179,775
      Plus reinsurance recoverables....................    83,727       68,295       61,446
                                                         --------     --------     --------
      Balance at end of year...........................  $368,408     $354,634     $241,221
                                                         ========     ========     ========

     As a result of changes in estimates of insured events in prior years, the provision for prior year losses and LAE decreased by $995,000 in 1996, a significant improvement compared to 1995. The favorable development in 1996 was the result of $4,038,000 redundant development in the personal lines business unit. The redundancy in this unit was due to estimated incurred but not reported losses at the beginning of the year developing lower than expected, as well as the successful implementation of claims operational changes, which resulted in better than expected development on 1995 personal lines acquired reserves. The favorable development within the personal lines business unit during 1996 was partially offset by adverse development within the commercial and collateral protection units. The total commercial lines adverse development in 1996 was $1,675,000, which represented a significant improvement over 1995, and resulted primarily from general liability losses and loss adjustment expenses on reported claims costing more to settle than expected. During 1996, the collateral protection unit experienced $1,368,000 adverse development primarily due to an under-estimation of unreported claims, as of December 31, 1995, for the Blanket Vendor Single Interest and Puerto Rico business.

     The 1995 adverse development in personal lines of $2,504,000 was a result of adverse trends in claim frequency which caused higher than expected development of outstanding claims and incurred but not reported losses. Development on personal lines during 1994 was favorable. Total adverse development in commercial lines during 1995 was $10,056,000, of which $7,266,000 was caused by commercial automobile liability higher claim severity primarily in 1994 through 1992. The remaining commercial lines 1995 adverse development was from general liability and other lines. The adverse development in commercial lines in 1994 was primarily due to loss development on professional, general and commercial automobile liability claims occurring prior to 1985. These accident years accounted for $920,000 of commercial lines' adverse development in 1995 and $1,300,000 in 1994. The remaining adverse development in 1995 of $227,000 was attributable to the collateral protection business unit.

     The Company primarily writes automobile coverage, and therefore has limited exposure for environmental claims. In establishing the liability for unpaid losses and LAE related to environmental claims, the Company considers facts currently known, current state of the law, and coverage litigation. Liabilities are recognized for known claims when sufficient information has been developed to indicate the involvement of a specific insurance policy, and its liability can be reasonably estimated. In addition, liabilities have been established to cover additional exposures on both known and unasserted claims. Estimates of the liabilities are reviewed and updated continually. Developed case law and adequate claim history do not exist for such claims,

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES especially because significant uncertainty exists about the outcome of coverage litigation and whether past claim experience will be representative of future claim experience.

     Environmental claims reported to the Company to date, such as asbestos and pollution contamination, have primarily related to policies written during the period 1984 to 1978. In 1985, the Company added an absolute pollution exclusion clause to general liability policies to significantly reduce exposure to such claims. The Company's known exposure to environmental losses is not considered to be material as they have amounted to approximately three percent of cumulative payments on general liability claims for the accident years 1984 to 1978, and there are less than $600,000 in net outstanding claim reserves, and approximately $2,000,000 in total loss and loss adjustment expense reserves, at December 31, 1996. Based on the claim activity to date and the nature of the business written during this period and subsequent periods, the Company does not believe that a material exposure to such risks exists in the future.

11.  INTEREST RATE SWAP AGREEMENTS

     At December 31, 1996, the Company had two interest rate swap agreements outstanding, with participating commercial banks, having a total notional principal amount of $80,000,000, or $40,000,000 for each bank. These agreements effectively change the Company's interest rate exposure on $80,000,000 of the $100,000,000 million principal balance outstanding under the Credit Agreement, which is discussed in Note 6, to a fixed rate. The fixed rate interest percentage paid by the Company on the total notional amounts is approximately 6.3%. Net cash payments made or received under the swap agreements have been included within interest expense.

     The interest rate swap agreements terminate on March 16, 1998. The interest rate swap floating rate, which is paid by the banks to the Company, resets every three months, beginning December 20, 1995, which coincides with the LIBOR determination dates available on the outstanding principal balance under the Company's Credit Agreement. The floating interest rate under the swap agreements is based upon the LIBOR rate at each determination date.

     The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

12.  COMMITMENTS AND CONTINGENCIES

     The Company rents various buildings for its branch office locations. Rent expense for operating leases was as follows: 1996-$1,697,000; 1995-$1,262,000; 1994-$1,450,000. Future minimum lease payments on building and equipment operating lease commitments are as follows: 1997-$1,520,000; 1998-$1,221,000; 1999-$451,000; 2000-$102,000; 2001-$16,000; 2002 and thereafter-$0.

     In conjunction with the Viking acquisition there is additional purchase price which may ultimately be paid to the seller depending on Viking's future loss development. See Note 3 for further discussion of this contingency payment.

     As discussed in the Company's report on Schedule 14D-9, filed with the Securities and Exchange Commission on May 22, 1996, as amended on June 1, 1996, June 7, 1996 and June 19, 1996, three separate complaints naming the Company and one or more of its directors, and Orion, as defendants were filed on behalf of the Company's shareholders, alleging that the Orion tender offer was unfair and inadequate. On July 2, 1996, counsel for Orion and the Company signed a Memorandum of Understanding providing for the settlement and dismissal of the three cases, based on the revisions which the Purchasers had made in the terms of the Offer to Purchase. In the judgment of the Company's management, the costs incurred to defend and settle these complaints will not have a materially adverse effect on the results of the Company's operations. The estimated settlement costs have been accrued in the Company's consolidated financial statements as of December 31, 1996, as part of the nonrecurring charge discussed in Note 17.

     In addition to the three complaints described above, the Company is subject to litigation in the normal course of operating its insurance business. The Company is not engaged in any such litigation which it believes would have a material adverse impact on its financial condition or results of operations, taking into account the reserves established therefore and giving effect to insurance.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

13.  RESTRICTIONS ON SHAREHOLDERS' EQUITY

     The amended and restated Credit Agreement, which is discussed in Note 6, imposes no dividend restrictions on the Company, but requires the Company to maintain consolidated net worth of $190,000,000, plus 30% of the aggregate positive consolidated net income for each fiscal quarter ending after December 31, 1996, plus 100% of the aggregate amount of increases in the stated capital and additional paid-in capital accounts resulting from the issuance of equity securities or other capital investments after December 31, 1996. According to the definition outlined in the Credit Agreement, consolidated net worth means the net worth of Guaranty and its subsidiaries determined in accordance with GAAP, and without regard to the requirements of Statement of Financial Accounting Standards No. 115. As of December 31, 1996, the required net worth under the bank loan agreement was $190,000,000 while the Company's actual net worth, as defined in the Credit Agreement, was $232,920,000.

     Shareholders' equity of the Company is primarily represented by the surplus, including undistributed earnings, of GNIC and VICW. The Colorado dividend restriction law limits the annual dividend a Colorado domiciled insurance company may pay to its parent holding company during a twelve-month period to the greater of 10% of GNIC's statutory surplus as reported at the end of the preceding calendar year ($164,474,000 and $133,749,000 at December 31, 1996 and 1995, respectively), or GNIC's statutory net income, excluding realized capital gains ($9,332,000 and ($442,490) for 1996 and 1995, respectively) as reported at the end of the preceding calendar year. When a dividend is declared by GNIC to Guaranty, the Colorado Insurance Department must be notified of such declaration within five days thereafter, and at least ten business days before the payment of the dividend. The Wisconsin dividend restriction law limits the annual dividend that VICW may pay to Guaranty to the lesser of 10% of VICW's statutory surplus as of the end of the preceding calendar year ($88,597,000 and $86,872,000 at December 31, 1996 and 1995, respectively) or the greater of either the statutory net income of VICW for the preceding calendar year, less realized capital gains, ($7,524,000 and $14,591,000 at December 31, 1996 and 1995, respectively) or the aggregate of the net income of VICW for the three calendar years preceding the date of the dividend, less realized capital gains for those calendar years minus dividends paid or credited and distributions made within the first two of the preceding three calendar years ($10,642,000 and $17,521,000 at December 31, 1996 and 1995, respectively). When a dividend is paid by VICW to Guaranty, the Wisconsin Insurance Department must have been notified in writing at least 30 days prior to the payment of the dividend. During 1996, GNIC paid no dividends to Guaranty, while VICW paid dividends in the amount of $8,687,000 to Guaranty. In 1995, GNIC paid dividends of $16,500,000 to Guaranty, while VICW paid no dividends to Guaranty. The Company believes that GNIC and VICW will be in a position to pay dividends to Guaranty in the future.

14.  RELATED PARTY TRANSACTIONS

     During 1996, Orion increased its ownership in the Company by approximately 31.5%, to 81%. See Notes 12 and 17 for further discussion of this transaction.

     Orion manages a majority of the Company's investment portfolio. The Company paid investment management fees to Orion as follows: 1996 -- $650,000;
1995 -- $595,000; 1994 -- $550,000.

     The Company paid commissions to an Orion agency affiliate of $85,000, $72,000 and $90,000 in 1996, 1995 and 1994, respectively, for premiums written by the affiliate for the Company of $436,000, $411,000 and $516,000 in 1996, 1995 and 1994, respectively.

     In 1990, GNIC entered into a loan participation agreement with a subsidiary of Orion, whereby they loaned money to another affiliate. The loan was secured by a leasehold deed of trust and matured in November 1995. GNIC's proportionate share of this loan was $3,700,000, or 41.1%. GNIC received quarterly interest payments at a rate of 11% of its proportionate share. Interest earned was $355,000 in 1995 and $407,000 in 1994. In 1995, during the assembly of the Viking acquisition financing, the Company received a commitment for a $21,000,000 Bridge Loan from Orion, for which the Company paid a $210,000 commitment fee. During 1995, the Company converted the $20,896,000 Orion Notes into 1,326,128 shares of common stock. See Note 6 for further discussion related to this conversion. In 1995 and 1994, the interest expense paid to Orion was $1,122,000 and $1,640,000, respectively.

     Also, the Company has entered into certain reinsurance agreements with subsidiaries of Orion (see Note 9).

     In the opinion of management, the terms of the Company's transactions with Orion are reasonable and representative of the terms that would have been applicable in transactions with unrelated parties.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

     The son of the Company's Chairman of the Board is a managing director of Insurance Partners Advisors L.P., which manages Insurance Partners L.P., a partnership formed to make equity investments in the insurance industry. The Company has committed initial capital in an aggregate amount not to exceed $1,500,000 of the total $550,000,000 committed by all partners.

     A member of the Board of Directors of the Company is the owner of a general agency. Gross commissions paid by the Company to the agency, under a standard agency contract, for business produced were $731,000, $813,000 and $789,000 in 1996, 1995 and 1994, respectively.

     As a result of the Viking acquisition and the subsequent change in control of VCM, VCM was required to increase its surplus to a minimum of $2,000,000 as required by the Texas Insurance Code. The increase was accomplished by the issuance of a surplus debenture to Viking in the amount of $1,300,000 in exchange for cash. The debenture pays interest annually at a rate of 8.5%. Interest earned in 1996 and 1995 was $129,000 and $33,000, respectively. Also, the Company provides management services to VCM. The fees paid by VCM are offset by policy issue fees paid to VCM by the Company under 100% reinsurance agreements (see Note 9).

15.  EMPLOYEE BENEFIT PLANS

     The Company provides incentive plans for key employees. These plans include the Company's 1987 Performance Unit Plan (the "Unit Plan") and the Equity Incentive Plan, which replaced the 1991 Long-Term Performance Incentive Plan (the "Incentive Plan").

     Under the Unit Plan, units granted increase in value in relationship to the book value per share of the Company's common stock with certain adjustments. As of December 31, 1996, 225,707 units are outstanding. No units were issued during 1996.

     Under the Incentive Plan, shares of restricted stock as well as stock options may be granted by the Company. The Incentive Plan, as adopted September 12, 1991, reserved 800,000 common shares for grant to key employees. During 1996, no restricted stock was issued. In 1995, 12,000 shares of restricted stock was issued, a portion of which was from treasury stock. Restricted stock is considered issued and outstanding when awarded, and is recorded as deferred compensation. As a result of the Orion tender offer, which was completed in July 1996 and is discussed in Note 17, all restrictions on the restricted stock lapsed in 1996. Therefore, the Company included $587,000 of compensation expense, which related to the restricted stock that became fully vested as a result of the Orion tender offer, in the nonrecurring tender offer charge, which is also discussed in Note 17. Prior to the Orion tender offer, the Company had recorded $57,000 as compensation expense on restricted stock during 1996. The compensation expense recognized on restricted stock during 1995 and 1994 was $263,000 and $250,000, respectively.

     All stock options under the Incentive Plan are granted at fair market value at date of grant, become exercisable proportionately from the first through the fourth anniversaries of the grant dates, and expire ten years after the date of grant. In October 1996, the Company's Board of Directors amended the Incentive Plan to be consistent with the terms of the Equity Incentive Plan.

     As a result of the Orion tender offer, all stock options granted prior to the completion of the tender offer became fully vested and became exercisable. At December 31, 1996, there were 400,500 options exercisable under the Incentive Plan and 39,986 common shares available for grant under the Incentive Plan.

     The Equity Incentive Plan was approved by the Board of Directors on October 29, 1996, and reserved 700,000 shares to grant to key employees. All stock options under this plan must be granted at no less than fair market value at the date of grant. The options granted under the Equity Incentive Plan are exercisable proportionately from the first through fourth anniversaries of the grant dates and expire ten years after the date of the grant. At December 31, 1996, there were no options exercisable under the Equity Incentive Plan. The 162,747 stock options granted under this plan in 1996 are pending shareholder approval at the May 13, 1997 Annual Meeting of Shareholders. If approved, there would be 537,253 common shares available for grant under the Equity Incentive Plan at December 31, 1996. Additionally, the Equity Incentive Plan provides for performance unit awards, which allow for cash and common stock payments to be made, contingent on the future cumulative increases in book value of the Company's common stock. The awards allow for annual payments to be earned up to four years from the date of grant.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

     As discussed in Note 1, the Company follows APB. No. 25 for stock options issued to employees, rather than following Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123, among other things, requires estimating the fair value of stock options using an option pricing model that considers factors specified by this SFAS, and recording compensation cost based on the estimated fair value of the stock options. Had compensation cost for the stock options granted under the Company's Equity Incentive Plan and Incentive Plan been determined consistent with SFAS No. 123, the Company's net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below:

                                                                   1996          1995
                                                                  -------       ------
        Net Income (In thousands)
          As Reported...........................................  $27,506       $8,929
          Pro Forma.............................................   27,093(a)     8,727
        Earnings Per Common Share:
          As Reported...........................................  $  1.84       $ 0.67
          Pro Forma.............................................     1.81(a)      0.65

---------------
(a) As a result of the Orion tender offer, approximately $361,000 of the compensation cost estimated under SFAS No. 123 would have been included in the 1996 nonrecurring charge.

     The following is a summary of stock option transactions:

                                                  1996                              1995
                                     -------------------------------   -------------------------------
                                                        WEIGHTED                          WEIGHTED
                                                    AVERAGE EXERCISE                  AVERAGE EXERCISE
                                        SHARES           PRICE            SHARES           PRICE
                                     ------------   ----------------   ------------   ----------------
    Balance -- January 1...........       471,500        $16.70             458,000        $16.44
    Granted........................       302,749         16.50              90,000         17.25
    Exercised......................       (98,500)        14.28             (36,750)        14.98
    Terminated.....................        (2,500)        17.50             (39,750)        16.64
                                         --------   -----------            --------   -----------
    Balance -- December 31.........       673,249        $16.96             471,500        $16.70
                                         ========   ===========            ========   ===========
    Options exercisable at year end
      with the corresponding
      weighted-average exercise
      price........................       400,500        $17.05             237,625        $15.97
                                         ========   ===========            ========   ===========
    Weighted-average fair value of
      options granted during the
      year.........................         $4.16                             $5.18
                                            =====                             =====
    Range of Exercise Prices for
      Options Outstanding at
      December 31..................  $13.50-23.25                      $14.50-23.25
                                     ============                      ============

     The Company utilized the Black-Scholes option pricing model to estimate the fair value, on the date of grant, of stock options granted. The following weighted-average assumptions were used for 1996 stock options issued: 3.0% dividend yield, expected volatility of 24%, risk free interest rate of 6.1% and expected term of 6.0 years. The following weighted-average assumptions were used for 1995 stock options issued: 2.9% dividend yield, expected volatility of 24%, risk free interest rate of 6.4% and expected term of 8.7 years.

     The Company had 272,749 and 233,875 nonexercisable options, including those granted under the Equity Incentive Plan and the Incentive Plan, at December 31, 1996 and 1995, respectively. All of the December 31, 1996 and 1995 nonexercisable options were time-based-exercisable options, based on the four year vesting period discussed above.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

     The weighted-average remaining contractual lives for options outstanding at December 31, 1996 and 1995 were 7.5 and 7.4 years, respectively.

     The Company has a defined contribution profit sharing plan, which qualifies under Section 401(k) of the Internal Revenue Code, for which substantially all employees are eligible after a specific waiting period. The plan is contributory and the Company matches employee contributions unless changed by the Board of Directors. Prior to 1996, Viking had its own separate Individual Retirement Plan which was pending qualification under Section 401(k) of the Internal Revenue Code. On April 1, 1996, the Company received a favorable determination letter from the Internal Revenue Service and rolled the Viking plan into its plan.

     The Company has a non-qualified Supplemental Executive Retirement Plan ("SERP") for employees whose compensation meets a minimum requirement. This plan provides deferred benefits for those employees who received less than the full employer contribution of the Company's defined contribution profit sharing plan as a result of federal tax limitations on participation in the plan. Eligible employees are entitled to receive payment of funds upon retirement or termination unless terminated for good cause as defined in the SERP. Prior to 1996, Viking employees were not eligible to participate in this plan.

     The Company, excluding Viking, has a defined benefit health care plan ("the Plan") that provides postretirement medical benefits to full-time employees who have worked for ten years and attained age 55 while in service with the Company. Benefits generally are provided under the Plan for retirees and their dependents until the retirees attain age 65. The Plan is contributory and contains other cost sharing features which may be adjusted annually for the expected general inflation rate. The Company's policy is to fund the cost of the Plan benefits in amounts determined at the discretion of management. To date, no funding of the Plan has been made.

     As of December 31, 1995, Viking terminated its defined benefit health care plan that provided for post-retirement medical benefits to individuals who retired or became permanently disabled while in service with Viking. Employees who were retired or disabled as of December 31, 1995 continue to be eligible for post-retirement medical benefits. Benefits generally are provided under this plan for retirees and their dependents until the death of the retiree. This plan is contributory and contains other cost sharing features which may be adjusted annually. Viking's policy is to fund the cost of plan benefits in amounts determined at the discretion of management.

     Total expense for the Company's employee benefit plans, discussed above, is as follows: 1996 -- $2,692,000; 1995 -- $2,132,000; 1994 -- $1,602,000.

16.  SHAREHOLDER RIGHTS AGREEMENT

     On November 20, 1991, the Board of Directors approved the adoption of a Shareholder Rights Agreement and in connection therewith declared a dividend distribution of one Right for each outstanding share of Common Stock until such time that separate Right certificates are distributed, or the Rights are redeemed or expire. When exercisable, each Right will entitle a holder to purchase from the Company a unit consisting of one one-hundredth of a share of a new series of the Company's Preferred Stock at a purchase price of $60 per share.

     The Rights become exercisable ten days following a public announcement that a person or group of acquires has acquired or obtained the rights to acquire beneficial ownership of 20% or more of the Company's Common Stock or ten business days following announcement of a tender offer or exchange offer that could result in beneficial ownership of 20% or more of the Company's Common Stock. Prior to consummation of such a transaction, each holder of a Right is entitled to purchase shares of the Company's Common Stock having a value equal to two times the exercise price of the Right. The Company has the right to redeem the Rights at $.01 per Right prior to the time they become exercisable. The Rights will expire on December 30, 2001.

17.  NONRECURRING CHARGES

     On May 8, 1996, Orion commenced a cash tender offer (the "Offer") to purchase up to 4,600,000 shares of common stock of the Company at price of $17.50 per share. At the time the tender offer was made, Orion owned approximately 49.5 percent of the Company's outstanding common stock.

                 GUARANTY NATIONAL CORPORATION AND SUBSIDIARIES

     As a result of the Offer the Company incurred costs of approximately $2,163,000, in the second quarter of 1996, for legal fees, investment advisor fees, printing fees, director's fees, and compensation expense resulting from the acceleration of unvested restricted stock grants.

     On July 2, 1996, Orion successfully completed the Offer and purchased the 4,600,000 shares of the Company's common stock at an amended price of $18.50 per share. According to the Depository for the Offer, 6,774,515 shares of the Company's shares were tendered and not withdrawn pursuant to the Offer. The proration factor used by Orion to purchase the tendered shares was .67901168. For further information related to the Orion Offer refer to the Company's report on Schedule 14D-9, filed with the Securities and Exchange Commission on May 22, 1996, and amendments thereto, filed on June 1, 1996, June 7, 1996 and June 19, 1996.

     On July 17, 1996, Orion purchased an additional 120,000 shares of the Company's common stock in the open market. The purchase of these additional shares brought Orion's ownership level in the Company to 12,129,942 shares, or 81.0%.

     The Company relocated its Colorado operations to a new home office facility during the second quarter of 1994. New facility expenditures totaled $16,208,000, which were primarily funded from operating cash flow. Total nonrecurring relocation charges of $838,000 were incurred in 1994.

18.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                   THREE MONTHS ENDED
                                                        -----------------------------------------
                                                        MARCH 31   JUNE 30    SEPT. 30   DEC. 31
                                                        --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
1996:
  Total revenue.......................................  $126,704   $129,823   $134,125   $138,890
  Earnings before income taxes........................     7,241      6,945     10,402     12,293
  Net earnings........................................     5,787      5,225      7,521      8,973
  Earnings per share..................................  $   0.39   $   0.35   $   0.50   $   0.60
1995:
  Total revenue.......................................  $ 86,502   $ 88,306   $121,479   $127,997
  Earnings (loss) before income taxes.................     7,535      6,575     (8,349)     1,571
  Net earnings (loss).................................     5,768      4,851     (4,113)     2,423
  Earnings (loss) per share...........................  $   0.48   $   0.40   $  (0.29)  $   0.16

     During the third quarter of 1995, the Company completed the Viking acquisition (see Note 3), which significantly increased revenues in the third and fourth quarters of 1995. Also in the third quarter of 1995, the Company strengthened its loss reserves (losses and loss adjustment expenses) by $13,971,000, as a result of adverse development within the personal and commercial lines units (see Note 10).

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